

3628





10015399

March 15, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 025/2010**

  Subject: Notification of the book closing for interest payment of debentures of the Company (AIS134A)

  Date: March 15, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

SEC Mail Processing
Section
MAR 18 2010
Washington, DC
110

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 15, 2010

AIS-CP 025/2010

March 15, 2010

Subject: Notification of the book closing for interest payment of debentures of the Company (AIS134A)

To: The President
The Stock Exchange of Thailand

Refer to: The letter no. SSO.SSFO.10/1221 of TMB Bank Plc. on March 12, 2010

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS134A), the details are shown in the referenced letter.

Referenced Letter

SSO.SSFO.10/1221

March 12, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS134A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2008, DUE 2013 would like to announce that the registered book of AIS134A will be closed on April 16, 2010 for the right to receive the interest for the period # 8. AIS134A will be paid the interest on April 30, 2010 with interest rate 4.00 % from the period of January 30, 2010 to April 29, 2010 for 90 days.